Acacia Diversified Holdings, Inc.
3512 East Silver Springs Boulevard - #243
Ocala, FL 34470

October 23, 2015

Via EDGAR
Mr. John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure
Securities and Exchange Commission
Washington, DC 20549

Re:          Acacia Diversified Holdings, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed October 8, 2015
File No. 001-14088

Dear Mr. Brown,

In response to the Commission’s correspondence dated October 13, 2015, Acacia Diversified Holdings, Inc. (the “Registrant”) offers the responses contained herein. The Registrant acknowledges that it is responsible for the adequacy of the disclosure in this correspondence and the Revised Preliminary Proxy Statement on Schedule 14A. Moreover, Registrant further acknowledges that any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the aforementioned filing. To such extent, the Registrant is aware that it may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.
We note your response to our prior comment 1. Please provide us a sufficiently detailed analysis as to how Exchange Act Rule 14a-2(b)(2) applies in this case if the company made the solicitation. You state in your response to us that “the Company” solicited a proxy from five persons. Exchange Act Rule 14a-2(b)(2), which you cite, states that certain portions of Regulation 14A do not apply to a solicitation “made otherwise than on behalf of the registrant.”

Response

The Registrant agrees with the Commission’s interpretation of Exchange Act Rule 14a-2(b)(2). That is, specifically, Rule 14a-2(b) exempts from the proxy rules, other than the anti-fraud requirements of Rule 14a-9, solicitations of ten or fewer stockholders, where any solicitation is made by any person otherwise than on behalf of the registrant. In its correspondence dated October 8, 2015, the Registrant mistakenly stated that “the Company solicited a proxy from five persons who each own or control the shares set forth below” whereas the solicitation was in fact made by the Registrant’s Chairman and Chief Executive Officer on his own behalf. Thus, the exemption provided for by Rule 14a-2(b)(2) is applicable.

At the same time, the Registrant’s Articles of Incorporation in full force and effect at the time of the referenced consent action, and more specifically, Article Twelve (12) thereof, provides that the affirmative vote of a simple majority of the stockholders of the Corporation is sufficient to take actions by consent to, among other things, liquidate substantially all of the assets of the corporation; alter, amend, or repeal the Articles of Incorporation; adopt a plan of merger or consolidation; and, to take other actions. That same simple majority vote was also sufficient for the election of Directors of the Corporation and for giving the Corporation the full authorization to take all the actions contained in the June 29, 2015 Written Consent by the Majority of the Shareholders of Acacia Diversified Holdings, Inc. in Lieu of a Special Meeting of Shareholders.

In addition, Article 2.06 of the Bylaws of the Corporation, also in full force and effect at the time of the referenced consent action, specifies that “the holders of a majority of the votes representing shares issued and outstanding and entitled to vote thereat shall constitute a quorum at all meetings of the shareholders for the transaction of business”. Further, Article 2.07 of the Bylaws states that: “When a quorum is present at any meeting, the vote of the holders of a majority of the votes representing shares having voting power, present in person or represented by proxy, shall decide any question brought before such meeting, unless the question is one upon which, by express provision of the statutes or of the Articles of Incorporation or of these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question.”  As referenced hereinabove, and in conformity with the laws of the State of Texas, the Corporation’s Articles of Incorporation and Bylaws have eliminated the requirement for anything other than a simple majority vote in these actions.

The Registrant’s certain affiliates and insiders as set forth in Item 12 of the Registrant’s Annual Report on Form 10-K for the period ended December 31, 2014, each being a party to the written consent in lieu of a special meeting of stockholders, represent approximately fifty-three percent (53%) of the total votes of the common stockholders as of June 29, 2015. Accordingly, those shareholders were sufficient in themselves to approve all the actions set forth in the consent action of that date without the CEO’s acceptance of what are considered to be superfluous but exempt additional votes from others.

Each of the Registrant’s affiliates and insiders voted in person and collectively constituted more than a simple majority, therefore making its unnecessary for the solicitation (while effected by the Registrant’s Chief Executive Officer on his own behalf) of additional stockholders. While the Company’s CEO accepted the additional but unnecessary votes of the few (and considered exempt) other persons as a result of error with no fraud intended, those votes were not material to the outcome of the consent action and should not be considered as having been solicited as proxies necessary to confirm the ultimate outcome.

2.
We note your response to our prior comment 1, including your statement that following the consent, you provided correspondence to your stockholders on August 10, 2015 containing “information describing the actions.” Please provide us your legal analysis as to why you were not required to file an information statement pursuant to Exchange Act Rules 14c-2 and 14c-5. Please also tell us whether the August 10, 2015 correspondence satisfied the requirements of Schedule 14C. In addition please tell us how that correspondence satisfied the timing requirement of Rule 14c-2(b), to the extent applicable.

Response

The Registrant refers to its response to Comment Number One (1) above and respectfully contends that it was not required to file an information statement pursuant to Exchange Act Rules 14c-1 and 14c-5 for reasons stated therein. Section 6.202 of the Texas Business Organization Code provides that, with respect to actions taken with less than unanimous written consent, the corporation simply has an obligation to “promptly notify each owner or member who did not sign a consent described in Subsection (b) of the action that is the subject of the consent”. The correspondence of the Registrant dated August 10, 2015 satisfies the information requirement of the Texas code.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy, Esq.
Attorney for Acacia Diversified Holdings, Inc